# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0001104659-21-112174
Filed by CIK 0001283718
Persons authorized to receive notices and communications: Patrice Walch-Watson, Canada Pension Plan Investment Board, 141 Bay Street, Suite 3100, Toronto, Ontario Canada (A6), M5J 0G3, 416-868-4075

## Reporting persons
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 88,846,844; shared voting power 0; sole dispositive power 88,846,844; shared dispositive power 0; aggregate amount beneficially owned 88,846,844 (34.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, nominal value of $0.0001
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 17 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022, February 24, 2022, September 23, 2022, October 3, 2022, March 2, 2023, March 8, 2023, July 24, 2023, December 10, 2024, July 3, 2025, October 10, 2025, December 15, 2025, May 28, 2026, July 27, 2026, August 6, 2026 and August 11, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer").

## Item 2. Identity and Background
Citizenship: See Item 2(a) above, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Side Letter to the Transaction Agreement

On October 28, 2026, the Reporting Person, Sumant Sinha and the Issuer entered into a side letter (the "Side Letter") to the Transaction Agreement, dated August 11, 2026, among those parties. The Side Letter amends paragraph 4.2(h) of Part 1 of Schedule 3 (Company Equity Plans and Employee Matters) to the Transaction Agreement to clarify the treatment of replacement awards under the New Incentive Plan upon cessation of employment.

Except as expressly amended by the Side Letter, the Transaction Agreement remains in full force and effect. The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit 99.31 to this Amendment and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following: The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:
Exhibit 99.31 Side Letter to the Transaction Agreement, dated October 28, 2026, among Canada Pension Plan Investment Board, Sumant Sinha and ReNew Energy Global plc.

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (10/28/2026)
Comment: See Exhibit 99.22 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.22 to Amendment No. 13 to the Schedule 13D filed by Canada Pension Plan Investment Board in respect of the issuer with the Securities and Exchange Commission on May 28, 2026).